UNITED STATES                     OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION     OMB Number:
                      WASHINGTON, D.C.  20549           Expires:
                                                        Estimated average burden
                            FORM 12B-25                 hours per response

                    NOTIFICATION OF LATE FILING             SEC FILE NUMBER
                                                               001-12419

(CHECK ONE): [ ]Form 10-K   [ ]Form 11-K   [ ]Form 20-F      CUSIP NUMBER
             [X]Form 10-Q   [ ]Form N-SAR                     825391 ABI

                   For Period Ended:  September 30, 1996

READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Showboat Marina Casino Partnership / Showboat Marina Finance Corporation Full Name of Registrant

N/A
Former Name if Applicable

400 E. Chicago Avenue
Address of Principal Executive Officer (Street and Number)

East Chicago, Indiana  41312
City, State and Zip Code

PART II - RULES 12B-25B AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

Due to events outside of the control of registrants, two officers from each of the registrants were unavailable to sign the Form 10-Q for the period ended September 30, 1996 during normal business hours due to outside business commitments. The Form 10-Q is being filed contemporaneously with this Form 12b-25.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Joseph O'Brien, III                 219              392-1111
               (Name)                   (Area Code)     (Telephone Number)

(2)   Have   all  other  periodic  reports  required  under
      Section 13 or 15(d) of the Securities Exchange Act [X] Yes [ ] No of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


(3) Is it anticipated that any significant change in [ ] Yes [X] No results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If   so,  attach  an  explanation  of  the  anticipated  change,  both
     narratively  and  quantitatively,  and,  if  appropriate,  state   the
     reasons why a reasonable estimate of the results cannot be made.




                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 14, 1996        By  See Attachment A


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and tile of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).


                           GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.
3.   A  manually  signed copy of the form and amendments thereto  shall  be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.

                          ATTACHMENT A

                            SHOWBOAT  MARINA  CASINO PARTNERSHIP,  an
                            Indiana general partnership


                            By: /s/ J. Keith Wallace
                               J. Keith Wallace, Chief Executive Officer
                               (Duly Authorized Representative)



                            SHOWBOAT MARINA FINANCE
                            CORPORATION, a Nevada corporation


                            By: /s/ Joseph O'Brien
                               Joseph  O'Brien, III, Chief Financial
                               Officer
                               (Duly Authorized Representative)